Mail Stop 3561

July 31, 2007

YuKwai Chong
President
Fuqi International, Inc.
5/F., Block 1, Shi Hua Industrial Zone
Chu Zhu Road North
Shenzhen, 518019
Peoples Republic of China

> **Re:** **Fuqi International, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 2, 2007**
> **File No. 333-144290**
>
> **Amendment No. 2 to Registration Statement on Form 10 Filed July 2, 2007**
> **Form 10-K for Fiscal Year Ended December 31, 2006 Filed April 17, 2007**
> **Form 10-Q for the Quarter Ended March 31, 2007 Filed May 21, 2007**
> **File No. 0-52383**

Dear Mr. Chong:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1. We note that you have removed references to the fact that your common stock may be considered a "penny stock" subject to the regulations set forth in Exchange Act Rules 15g-2 through 15g-9. We presume that this is because you believe that your common stock falls

outside of the definition of "penny stock," as defined under Exchange Act Rule 3a51-1. Please provide us with your analysis as to why you believe your common stock does not constitute "penny stock," or revise your registration statement to include disclosures to that effect.

Liquidity and Capital Resources, page 37

2. We note your revisions to this section in response to our comments. However, please discuss in further detail your retail expansion. For example, please indicate what needs to be done to acquire or prepare sites and whether you have identified any sites in particular, to have staff available, whether you are in negotiations with regard to site locations or additional supply of materials necessary to support your retail efforts, etc.

Item 15. Recent Sales of unregistered securities, page II-2

3. We note that you have revised this discussion to reflect your recent redemption of certain outstanding warrants. Please revise this discussion to refer to the proper date of redemption as we presume that you mean to refer to June 2007, as opposed to June 2008.

Exhibits

4. Please file all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement, and may have additional comments based on our examination of them.

Amendment No. 2 to Form 10

5. We note that your Form 10 incorporates by reference information from your Registration Statement on Form S-1. Please ensure that you update your Form 10 to incorporate by reference the most recent version of the Registration Statement on Form S-1, as revised to comply with the changes we suggest above.

Form 10-K for Fiscal Year Ended December 31, 2006

Controls and Procedures, page 32

Changes In Internal Control Over Financial Reporting, page 33

6. In future filings, please revise the last sentence in the second paragraph to state that there were material changes in internal controls over financial reporting during the last quarter that have materially affected or are reasonably likely to affect the company's internal control over financial reporting, as opposed to stating that "except as noted below" there were no changes in internal controls.

Significant Deficiencies In Disclosure Controls And Procedures Or Internal Controls, page 33

7. We note that you have disclosed significant deficiencies in disclosure controls and procedures and that the company is in the process of improving its internal controls in an effort to improve its control processes and procedures. Please discuss in further detail in future filings the training programs you refer to and other steps towards correction of these deficiencies. Where changes to your internal controls are ongoing, you should indicate when you expect to finish formalizing such policies.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

8. Please revise to comply with the above comments, as applicable.

***

As appropriate, please amend your registration statement and Form 10 in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. You may contact Anita Karu at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264 or me, at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Poletti, Esq.
         Fax: (310) 552-5001